UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 000-24293

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

K-V Pharmaceutical Company
2503 S. Hanley Rd.
St. Louis, MO 63144

REQUIRED INFORMATION

(a)
Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust as required by Form 11-K, together with the reports thereon of Brown Smith Wallace, LLC and KPMG LLP, independent registered public accounting firms, dated September 17, 2005 and September 9, 2004, respectively.

(b)	Exhibits:

Exhibit No.	Description

23.1	Consent of Brown Smith Wallace, LLC.
23.2	Consent of KPMG LLP.

K-V Pharmaceutical Company
Fifth Restated Profit Sharing Plan and Trust

Financial Statements
With
Reports of Independent Registered Public Accounting Firms

March 31, 2005

TABLE OF CONTENTS

Page

Reports of Independent Registered Public Accounting Firms	1

Financial Statements

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

Supplemental Schedule

Schedule of Assets Held for Investment Purposes at End of Year	14

Signature	15

Consents of Independent Registered Public Accounting Firms	17

Report of Independent Registered Public Accounting Firm

To the Plan Trustees
K-V Pharmaceutical Company
  Fifth Restated Profit Sharing Plan and Trust
St. Louis, Missouri

We have audited the accompanying statement of net assets available for benefits of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust (the Plan) as of March 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust as of and for the year ended March 31, 2004 were audited by other auditors whose report dated September 9, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust as of March 31, 2005, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as of and for the year ended March 31, 2005 taken as a whole. The March 31, 2005 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended March 31, 2005, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as of and for the year ended March 31, 2005 taken as a whole.

/s/ Brown Smith Wallace, LLC

September 17, 2005
St. Louis, Missouri

Report of Independent Registered Public Accounting Firm

The Trustee of the K -V
Pharmaceutical Company
Fifth Restated Profit Sharing Plan and Trust:

We have audited the accompanying statement of net assets available for benefits of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust (the Plan) as of March 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2004 and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

St. Louis, Missouri
September 9, 2004

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

Statements of Net Assets Available for Benefits
March 31, 2005 and 2004
(See Reports of Independent Registered Public Accounting Firms)

	2005	2004

ASSETS
Investments at fair value (Note C):
Cash equivalents	$414,175	$482,644
Mutual funds	23,275,092	18,944,799
Employer's common stock	10,377,861	10,100,013
Interest in common trusts	3,099,825	2,981,607
Participant loans	799,841	671,408

Total Investments	37,966,794	33,180,471

Receivables:
Employer's contributions	631,470	425,430
Participant contributions	90,015	70,947

Total Receivables	721,485	496,377

NET ASSETS AVAILABLE FOR BENEFITS	$38,688,279	$33,676,848

* See accompanying notes to financial statements.

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

Statements of Changes in Net Assets Available for Benefits
Years ended March 31, 2005 and 2004
(See Reports of Independent Registered Public Accounting Firms)

	2005	2004

Additions:
Contributions and other additions:
Employer contributions	$1,820,516	$1,514,534
Participant contributions	4,174,413	3,415,244
Participant rollover contributions	194,788	816,904

Total contributions and other additions	6,189,717	5,746,682

Investment income:
Interest and dividends	533,681	272,194
Net appreciation (depreciation) in fair value
of investments	(522,616)	9,360,521

Total investment income	11,065	9,632,715

Total additions	6,200,782	15,379,397

Deductions:
Benefits paid to participants	1,178,293	1,411,492
Administrative and other expenses	11,058	9,482

Total deductions	1,189,351	1,420,974

NET INCREASE IN NET ASSETS
AVAILABLE FOR BENEFITS	5,011,431	13,958,423

Net assets available for benefits, beginning of year	33,676,848	19,718,425

Net assets available for benefits, end of year	$38,688,279	$33,676,848

* See accompanying notes to financial statements.

K-V PHARMACEUTICAL COMPANY FIFTH RESTATED PROFIT SHARING PLAN AND TRUST Notes to Financial Statements (See Reports of Independent Registered Public Accounting Firms)

Note A - Description of Plan

The following description of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the benefit of all employees of K-V Pharmaceutical Company, ETHEX Corporation, Ther-Rx Corporation, and Particle Dynamics, Inc. (collectively referred to as the Company). The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred salary arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was established March 1, 1959 to offer the employees of the Company a means of saving funds, on a pretax basis or after-tax basis, for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participation is voluntary.

Full-time employees are eligible to participate in the Plan immediately upon hire. Full-time employees are eligible to participate in the Profit-Sharing portion of the Plan upon completion of one year, or 1,000 hours, of service for the Company and reaching 21 years of age. Each employee may become a participant of the Plan on the first pay period coinciding with, or following, the fulfillment of the eligibility requirements.

The Plan is administered by the executives of the Company. Fidelity Investments Institutional Services Company, Inc. serves as the Plan trustee and record keeper (the Trustee).

Contributions

Plan participants may contribute between 1% and 14% of their covered compensation, up to the maximum allowable under the IRC. Contributions may be made prior to federal and certain other income taxes pursuant to Section 401(k) of the IRC. Contributions are allocated to investment funds, as determined by the eligible participant.

The Company matches 50% of a participant’s contribution not to exceed 7% of a participant’s covered compensation. These contributions are allocated as directed by the participant.

K-V PHARMACEUTICAL COMPANY FIFTH RESTATED PROFIT SHARING PLAN AND TRUST Notes to Financial Statements - Continued (See Reports of Independent Registered Public Accounting Firms)

Note A - Description of Plan (Continued)

Contributions (Continued)

The Company may also make a profit sharing contribution on a discretionary basis on behalf of all eligible participants, as defined in the Plan, whether or not they make an elective contribution for the Plan year. Profit sharing contributions are based on the Company’s profitability, are allocated to participant accounts based on compensation levels, and are 100% participant directed. These contributions are recognized by the Plan when authorized by the board of directors of the Company and are also subject to certain limitations. Profit sharing contributions remitted to the Plan were $600,000 and $400,000 in 2005 and 2004, respectively.

Investments

Participants may direct employee and employer contributions into the following funds:

Fidelity Management Trust Company Dividend Growth Fund
K-V Pharmaceutical Company Common Stock - Class A
Fidelity Management Trust Company Stable Value Fund
Fidelity Management Trust Company Intermediate Bond Fund
K-V Pharmaceutical Company Common Stock - Class B
Fidelity Management Trust Company Equity Growth Fund
Fidelity Management Trust Company Technology Fund
Fidelity Management Trust Company Financial Services Fund
Fidelity Management Trust Company Mid Cap Fund
Fidelity Management Trust Company Equity Income Fund
Fidelity Management Trust Company Diversified International Fund
Dreyfus S&P 500 Index Fund
Fidelity Management Trust Company Small Cap Fund
Fidelity Management Trust Company Health Care Fund
Fidelity Management Trust Company Freedom Income Fund
Fidelity Management Trust Company Freedom Fund 2010
Fidelity Management Trust Company Freedom Fund 2015
Fidelity Management Trust Company Freedom Fund 2020
Fidelity Management Trust Company Freedom Fund 2030
Fidelity Management Trust Company Freedom Fund 2040
Fidelity Management Trust Company Freedom Fund 2005
Fidelity Management Trust Company Freedom Fund 2025
Fidelity Management Trust Company Freedom Fund 2035
Fidelity Management Trust Company Cash Equivalents

K-V PHARMACEUTICAL COMPANY FIFTH RESTATED PROFIT SHARING PLAN AND TRUST Notes to Financial Statements - Continued (See Reports of Independent Registered Public Accounting Firms)

Note A - Description of Plan (Continued)

Vesting

Participants are always 100% vested in the value of their contributions and the earnings thereon. Vesting of company matching contributions and the earnings thereon is determined based on participants’ years of vesting service. A participant is vested 20% after each year of service and becomes fully vested after five years of service or if employment terminates by reason of death, permanent disability, or retirement. Profit sharing contributions made by the Company vest based on the number of years of service as follows: 0% if less than 5 years of service and 100% if 5 or more years of service. In 2004 and 2003 participants were 100% vested in all employer discretionary profit sharing contributions regardless of the number of years of service.

Forfeitures
Forfeitures are allocated to the active participants’ accounts on the same basis as the Company’s profit sharing contribution. Forfeitures are held in a forfeiture account until allocated by the plan administrator. The amounts forfeited were $155,374 and $213,000 in 2005 and 2004, respectively.

Payment of Benefits

Upon retirement or disability, the participants have the option to receive a lump-sum distribution equal to the vested value of the funds allocated to the participants’ accounts or periodic payments of equal amounts over a period not exceeding the participant’s life expectancy.

Upon death subsequent to retirement, the beneficiary of the deceased participant will receive payments as determined by the method of distribution of benefits then in force. Upon death prior to retirement, the beneficiary of the deceased participant can elect to receive a lump-sum distribution or annual periodic payments of substantially equal amounts not to exceed 10 years.

Upon termination, the participant will receive their vested profit sharing account balance, if under $1,500, on the valuation date coincident with the Plan year in which the participant’s break-in-service occurred. Participant’s vested profit sharing balances in excess of $1,500 will be distributed with the close of the fifth Plan year following the Plan year in which the break-in-service occurred.

K-V PHARMACEUTICAL COMPANY FIFTH RESTATED PROFIT SHARING PLAN AND TRUST Notes to Financial Statements - Continued (See Reports of Independent Registered Public Accounting Firms)

Note A - Description of Plan (Continued)

Participant Loans

Participants of the Plan may borrow funds from their accounts up to 50% of the total vested balance, not to exceed $50,000, less the participant’s highest outstanding loan balance for the previous 12-month period. The minimum loan amount is $1,000. Loans are repayable through payroll deductions over a period of one to five years or up to 10 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at the prime lending rate plus 0.5% determined on the day the loan was granted. At March 31, 2005, the range of interest rates on outstanding loans is 5.25% to 10.00%. Interest income on the loan fund is included as interest income in the participants’ fund accounts based on their elected loan allocation.

Plan Member Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and the allocation of (a) the Company’s profit sharing contribution, (b) Plan earnings, and (c) forfeitures of terminated participants’ nonvested accounts, and is charged with an allocation of administrative expenses. Allocation of the profit sharing contribution and forfeitures are based on compensation. Allocation of earnings and administrative expenses are based on the participant’s account balance by investment type.

Note B - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting, except for benefit payments to participants, which are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

K-V PHARMACEUTICAL COMPANY FIFTH RESTATED PROFIT SHARING PLAN AND TRUST Notes to Financial Statements - Continued (See Reports of Independent Registered Public Accounting Firms)

Note B - Summary of Significant Accounting Policies (Continued)

Administrative Expenses

The assets of the Plan shall be used to pay benefits as provided in the Plan and, to the extent not paid directly by the Company, to pay the reasonable expenses of administering the Plan.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value based on publicly stated quotes as of the close of business on the last day of the Plan year. Investment transactions are accounted for on the trade-date basis and gain or loss on securities is based on a first-in-first-out basis. The Plan’s investment in the Stable Value Fund is valued at fair value as defined by Fidelity Management Trust Company (Fidelity). Fidelity has the right to defer transfers or distributions from the Stable Value Fund under certain limited circumstances.

Participant loans are stated at cost. The cost value of participant loans is expected to approximate market value as the majority of the loans are limited to a five-year repayment schedule and interest rates within that time frame are not expected to fluctuate materially or to have a material effect on the financial statements.

The statements of changes in net assets available for benefits present the net appreciation (depreciation) in the fair value of the Plan’s investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. Due to the fact that mutual fund distributions are immediately reinvested, mutual fund distributions are included in net appreciation.

The Plan provides for investment in various mutual funds and other investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

K-V PHARMACEUTICAL COMPANY FIFTH RESTATED PROFIT SHARING PLAN AND TRUST Notes to Financial Statements - Continued (See Reports of Independent Registered Public Acocunting Firms)

Note C - Investments

Investments, at fair value, are presented in the following table. Investments that represent 5% or more of the Plan’s net assets at March 31 are separately identified:

	2005	2004

K-V Pharmaceutical Company Common Stock -
Class A	$8,306,737	$7,611,809
K-V Pharmaceutical Company Common Stock -
Class B	2,071,124	2,488,204
Fidelity Management Trust Company Dividend
Growth Fund	6,311,411	6,409,591
Fidelity Management Trust Company Stable Value
Fund	3,099,825	2,981,607
Fidelity Management Trust Company Equity Growth
Fund	2,069,222	2,107,481
Fidelity Management Trust Company Intermediate
Bond Fund	2,682,718	2,382,546
Other	13,425,757	9,199,233

Total investments	$37,966,794	$33,180,471

Investments in the K-V Pharmaceutical Company common stock (held in a unitized stock fund created by the Trustee) held by the Plan at March 31, 2005 and 2004 were as follows (in shares):

	2005	2004

K-V Pharmaceutical Company Common Stock -
Class A	358,049	309,911
K-V Pharmaceutical Company Common Stock -
Class B	88,208	90,546

During 2005 and 2004, the Plan’s investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2005	2004

Employer’s common stock	$(496,760)	$5,535,896
Mutual funds	(25,856)	3,824,625

	$(522,616)	$9,360,521

K-V PHARMACEUTICAL COMPANY FIFTH RESTATED PROFIT SHARING PLAN AND TRUST Notes to Financial Statements - Continued (See Reports of Independent Registered Public Acocunting Firms)

Note D - Tax Status

The Plan has obtained a tax determination letter dated February 18, 2003. The Plan has been amended since the receipt of this letter; however, the Plan administrator and the Plan’s counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC and is tax exempt through the year ended March 31, 2005. Accordingly, no provision for income taxes has been recorded in the financial statements.

Note E - Distribution of Assets Upon Termination of the Plan

The Company reserves the right to terminate the Plan, in whole or in part, at any time. In the event of termination, all amounts credited to the participant accounts will become 100% vested. If the Plan is terminated at any time or contributions are completely discontinued and the Company determines that the trust shall be terminated, all accounts shall be revalued as if the termination date were a valuation date and such accounts shall be distributed to participants. If the Plan is terminated or contributions completely discontinued but the Company determines that the trust shall be continued pursuant to the terms of the trust agreement, participants or the Company shall make no further contributions, but the trust shall be administered as though the Plan were otherwise in effect. No plans have been made to terminate the Plan at this time.

Note F - Related Party Transactions

Certain Plan investments are shares of mutual funds and separate accounts managed by Fidelity. Fidelity is the trustee as defined by the Plan, and; therefore, these transactions qualify as party-in-interest transactions. Certain fees paid to this trustee for investment management services are incorporated into the expense ratio of the individual mutual funds and separate accounts. Additionally, certain Plan investments are common stock of the Company. The Company is the Plan sponsor as defined by the Plan, and; therefore, these transactions qualify as party-in-interest transactions.

Supplemental Schedule

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST
EIN #43-0618919 PLAN 002

Schedule of Assets Held For Investment Purposes at End of Year
Form 5500 - Schedule H - Item 4i
March 31, 2005

(See Reports of Independent Registered Public Accounting Firms)

				Description of investment,
				including maturity date,
		Identity of Issuer, Borrower, Lessor		collateral, par or				Current Value
a)	b)	or Similar Party	c)	maturity value	d)	Cost	e)	March 31, 2005

*		Fidelity Management Trust Company		Dividend Growth Fund		(a)		$ 6,311,411
*		K-V Pharmaceutical Company		Class A Common Stock		(a)		8,306,737
*		Fidelity Management Trust Company		Stable Value Fund		(a)		3,099,825
*		Fidelity Management Trust Company		Intermediate Bond Fund		(a)		2,682,718
*		K-V Pharmaceutical Company		Class B Common Stock		(a)		2,071,124
*		Fidelity Management Trust Company		Equity Growth Fund		(a)		2,069,222
*		Fidelity Management Trust Company		Diversified International Fund		(a)		1,832,262
*		Fidelity Management Trust Company		Technology Fund		(a)		1,220,734
*		Fidelity Management Trust Company		Financial Services Fund		(a)		1,031,800
*		Fidelity Management Trust Company		Mid Cap Fund		(a)		1,772,368
*		Fidelity Management Trust Company		Equity Income Fund		(a)		1,459,427
		Dreyfus		S&P 500 Index Fund		(a)		1,736,412
*		Fidelity Management Trust Company		Freedom Fund 2005		(a)		1,857
*		Fidelity Management Trust Company		Freedom Fund 2010		(a)		158,192
*		Fidelity Management Trust Company		Freedom Fund 2020		(a)		467,841
*		Fidelity Management Trust Company		Freedom Fund 2025		(a)		97,500
*		Fidelity Management Trust Company		Freedom Fund 2030		(a)		283,404
*		Fidelity Management Trust Company		Freedom Fund 2035		(a)		19,491
*		Fidelity Management Trust Company		Freedom Fund 2040		(a)		112,584
*		Fidelity Management Trust Company		Small Cap Fund		(a)		1,565,525
*		Fidelity Management Trust Company		Health Care Fund		(a)		450,570
*		Fidelity Management Trust Company		Freedom Income Fund		(a)		1,774
*		Participant Loans		(interest rates ranging from 5.25				799,841
				to 10%, maturing through 2013)		-
*		Fidelity Management Trust Company		Cash Equivalents		(a)		414,175

								$ 37,966,794

*		Indicates a party-in-interest as defined by ERISA.
(a)		The cost of participant-directed investments is not required to be disclosed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

K-V PHARMACEUTICAL COMPANY
FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

Date: October 3, 2005	By:	/s/ Gerald R. Mitchell
Gerald R. Mitchell, Trustee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Brown Smith Wallace, LLC.
23.2	Consent of KPMG LLP.